Confidential Treatment

Requested by Acxiom Corporation under 17 CFR 200.83

August 1, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention: Mr. Jay Ingram

Re:	Comment Letter Dated July 26, 2006
Acxiom Corporation
Additional Soliciting Material filed on Schedule 14A
Filed on June 28, 2006 and July 11, 2006
File No. 0-13163

Ladies and Gentlemen:

On behalf of Acxiom Corporation (the “Company”), in connection with the Company’s Additional Soliciting Material filed on Schedule 14A, we respectfully submit this letter in response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 26, 2006. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

We hereby request confidential treatment of this letter, including in connection with the Freedom of Information Act, and we have filed a separate letter in connection with this request pursuant to Rule 83 of the Securities and Exchange Commission’s (the “Staff”) Rules on Information and Requests, 17 C.F.R. §200.83.

Definitive Additional Material filed on June 28, 2006

1.

You disclose that ValueAct is a “fund beholden to its investors for short-term profits at the expense of other shareholders with a view toward greater profits over a longer term...” All statements of opinion must be clearly characterized as such and the filing party must have a reasonable basis for any statements of belief. Absent clear support for your assertions, you should avoid statements that impugn the character, integrity or reputation of ValueAct. See Note (b) to

Securities and Exchange Commission

August 1, 2006

Rule 14a-9. In this regard, your future filings should consider that ValueAct made its initial investment in Acxiom in June 2003.

[_____________________________________________________________].*

2.

You disclose that ValueAct’s “investment in the board seats on companies that compete with Acxiom create thorny conflicts of interest.” As we note in the immediately preceding comment, each statement or assertion of opinion or belief made in your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. In this regard, support should be provided for your belief that ValueAct’s involvement in other companies would create conflicts of interest if it held board seats in Acxiom.

[_____________________________________________________________].*

3.

We refer you to the statements that “the fact that there has been so little reported about Mr. Andreozzi’s tenure at Lexis-Nexis suggests that his accomplishments were anything but stellar” and that Acxiom “would like to know whether Mr. Andreozzi is another of [ValueAct’s] proposed candidates who in fact was asked to leave his prominent job after a short tenure.” Your filings must avoid statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without specific factual foundation. Please provide the specific factual foundation for all such assertions made in the future to the staff on a supplemental basis or in the text of the document filed with the SEC. In this regard, we emphasize that the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence. Refer to Rule 14a-9.

[_____________________________________________________________].*

Definitive Additional Material Filed on July 11, 2006

4.

We note that you reference the fact that “Acxiom’s Board of Directors meets all independent requirements.” In your future filings, please clarify the standard by which you are making this determination. For example, to the extent that you are referring to the standards of the NASD, please disclose.

[_____________________________________________________________].*

*The Company’s response has been intentionally omitted, and confidential treatment of such response has been requested pursuant to Rule 83 (17CFR 200.83).

Securities and Exchange Commission

August 1, 2006

5.

You disclose that Acxiom believes that ValueAct nominees would be “unable to act as fiduciaries to other shareholders” because ValueAct has made an offer to buy Acxiom. To the extent that you continue to disclose this believe in future filings, please clearly explain the basis for your belief. As noted above, the basis of your beliefs should be self-evident or should be accompanied by support in the text of the document.

[_____________________________________________________________].*

* * * *

If you have any questions, please do not hesitate to call Selim Day at 212-999-5800.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Selim Day

Selim Day

*The Company’s response has been intentionally omitted, and confidential treatment of such response has been requested pursuant to Rule 83 (17CFR 200.83).